SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DERMA SCIENCES, INC.

(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01

Series A Convertible Preferred Stock, par value $0.01

Series B Convertible Preferred Stock, par value $0.01

(Title of Class of Securities)

249827502

(CUSIP Number of Class of Securities)

John E. Yetter

Derma Sciences, Inc.

214 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 514-4744

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Derma Sciences, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Integra Derma, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase:

•	all outstanding Company Shares, at a price of $7.00 per Company Share;

•	all outstanding shares of the Series A Preferred Stock, at a price of $32.00 per share of Series A Preferred Stock, which is equal to the liquidation preference per share of Series A Preferred Stock established pursuant to the certificate of incorporation of the Company; and

•	all outstanding shares of the Series B Preferred Stock, at price of $48.00 per share of Series B Preferred Stock, which is equal to the liquidation preference per share of Series B Preferred Stock established pursuant to the certificate of incorporation of the Company, in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2017, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on January 25, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the text under the heading entitled “Legal Proceedings” on page 41 in its entirety and replacing it with the following:

“On January 30, 2017, and February 3, 2017, respectively, complaints captioned Rabadi v. Derma Sciences, Inc., et al., Case No. 3:17-cv-00628 (the “Rabadi Complaint”), and Klingel v. Derma Sciences, Inc., et al., Case No. 3:17-cv-00738-PGS-LHG (the “Klingel Complaint”), were filed in the United States District Court for the District of New Jersey against the Company, each member of the Derma Board, Parent, and Purchaser. On January 31, 2017, a complaint captioned Parshall v. Derma Sciences, Inc., et al., Case No. 2017-0074 (the “Parshall Complaint,” and, together with the Rabadi Complaint and the Klingel Complaint, the “Complaints”), was filed in the Court of Chancery of the State of Delaware against the Company, each member of the Derma Board, Parent, and Purchaser. Each of the Complaints was brought on behalf of a purported stockholder of the Company and seeks certification of a class action on behalf of all of the Company’s public stockholders.

Each of the Complaints alleges, among other things, that the process leading up to the proposed acquisition of the Company by Parent through the Offer and the Merger (the “Proposed Acquisition”) was inadequate and that this Schedule 14D-9 omits certain material information, which each of the Complaints alleges renders the information disclosed materially misleading. The Rabadi Complaint and the Parshall Complaint also allege that the members of the Derma Board breached their fiduciary duties with respect to the Proposed Acquisition, and that Parent, Purchaser, and the Company aided and abetted those alleged breaches of fiduciary duties. Each of the Complaints seeks, among other things, to enjoin the Proposed Acquisition, or in the event the Proposed Acquisition is consummated, to recover money damages. The Company believes that the Complaints are wholly without merit and intends to vigorously defend against each lawsuit.

Additional legal proceedings arising out of or relating to the Offer, the Merger, or the other Transactions may be filed in the future.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section with the heading entitled “Antitrust Compliance” on page 41:

“The waiting period required by the HSR Act expired at 11:59 p.m. on February 3, 2017.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DERMA SCIENCES, INC.

By:	/s/ John E. Yetter
John E. Yetter, CPA
Executive Vice President, Finance and Chief Financial Officer

February 6, 2017